Exhibit 99.1

Virax Biolabs Group Limited Introduces Avian Influenza A Virus Real-Time PCR Test Kit

LONDON, March 7, 2023 /PRNewswire/-- Virax Biolabs Group Limited (“Virax” or the “Company”) (Nasdaq: VRAX), an innovative diagnostics company focused on the prevention, detection, and diagnosis of viral diseases, announced today that it has entered into an agreement for the distribution of an Avian Influenza A Virus (“AIV”) real-time PCR test kit to markets accepting the CE mark, namely the European Union. The test kit is for the detection and differentiation of ribonucleic acid from AIV and the H5, H7 and H9 subtypes, including the H5N1 strain currently spreading in Europe.

The test kit is for use in laboratory settings and can help healthcare professionals accurately identify an AIV infection. It also serves as a valuable initial screening test for individuals that have been exposed to AIV infected livestock or a high-risk environment. The specialized diagnostic kit can be found by contacting the company’s sales representatives.

Human infections with AIV have occurred in many countries, predominately after exposure to infected poultry or virus-contaminated environments. Six main hemagglutinin subtypes of bird flu viruses have infected people and have resulted in mild-to-severe illness with a wide range of symptoms and complications. These six subtypes include H3, H5, H6, H7, H9, and H10 viruses. Among these, H5N1 and H7N9 viruses have caused the majority of infections which occur in humans.

Virax's Chairman of the Board of Directors and Chief Executive Officer, James Foster commented, "We continue to expand our ViraxClear distribution platform to bring test solutions to a widening range of viral threats. With a real-time PCR test kit poised to accurately and reliably detect AIV including the deadly H5N1 strain, we expect to facilitate rapid and potentially life-saving interventions especially in vulnerable jurisdictions.”

About Virax Biolabs Group Limited

Founded in 2013, Virax Biolabs Group Limited is an innovative diagnostics company focused on the prevention, detection and diagnosis of viral diseases, with a particular interest in the field of immunology.

In addition to distributing an array of viral test kits in unique geographies, Virax Biolabs Group Limited is currently developing a proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual's immune risk profile against major global viral threats. T-Cell testing can be particularly effective in the diagnosis and therapeutics of COVID-19 as well as other threats including Monkeypox, Hepatitis B, Malaria, Herpes and Human Papillomavirus.

For more information, please visit www.viraxbiolabs.com.

Caution Concerning Forward Looking Statements:

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings;

and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. These forward-looking statements are based on information currently available to Virax and its current plans or expectations and are subject to a number of known and unknown uncertainties, risks and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These and other important factors are described in detail in the “Risk Factors” section of Virax’s Annual Report on Form 20-F for the year ended March 31, 2022. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Company Contact:

Virax Biolabs Group Limited

Phone: +44 020 7788 7414

Email: info@viraxbiolabs.com

Media and Investor Contact:

Nic Johnson and Adanna Alexander
Russo Partners, LLC
(303) 482-6405
nic.johnson@russopartnersllc.com

adanna.alexander@russopartnersllc.com